CONSENT TO ACT AS DIRECTOR

TO:  CYOP Systems International Inc. (the "Company")
AND TO: The Board of Directors of the Company

I HEREBY CONSENT to act as Chairman of the Board and CEO of the Company if appointed or elected, and to my re-appointment or re-election from time to time unless and until this consent shall be revoked by me in writing, this consent to be effective from the date hereof.

I HEREBY CERTIFY that as of the date hereof, I am not disqualified, pursuant to laws of the State of Nevada from so acting as a director.

I HEREBY UNDERTAKE to promptly notify the Company in the event of any change in my status so as to disqualify me, pursuant to the laws of the State of Nevada from so acting as a director.

DATED at Miami, Florida the 24th day of November 2006.

Print Name

Patrick Smyth
Signature
/s/ Patrick Smyth
Residential Address

2520 SW 22ND ST # 2-370
Miami, FL 33145-3438
USA